Exhibit 12.1

Ameren Corporation

Computation of Ratio of Earnings to Fixed Charges

(Thousands of Dollars, Except Ratios)

	Six Months Ended June 30, 2009	Year Ended December 31, 2008
Net income from continuing operations attributable Ameren Corporation	$305,734	$605,189
Less - Net income attributable to noncontrolling interest	(2,057)	(28,422)
Add- Taxes based on income	153,534	326,736

Net income before income taxes and noncontrolling interest	461,325	960,347
Add- fixed charges:
Interest on long term debt (1)	243,023	440,507
Estimated interest cost within rental expense	3,887	6,510
Amortization of net debt premium, discount, and expenses	8,471	19,716
Subsidiary preferred stock dividends	4,937	10,357
Adjust preferred stock dividends to pretax basis	2,440	5,497

Total fixed charges	262,758	482,587

Less: Adjustment of preferred stock dividends to pretax basis	2,440	5,497

Earnings available for fixed charges	$721,643	$1,437,437

Ratio of earnings to fixed charges	2.74	2.97

(1)	Includes FIN 48 interest expense